EXHIBIT 21

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

XPLOR Energy, Inc.	Delaware
XPLOR Energy Operating Company	Oklahoma
XPLOR Energy SPV-1, Inc.	Oklahoma
BriteWater International, Inc.	Delaware
UniPureEnergy, Corp.	Delaware
BriteWater Mobile Processing, Inc.	Delaware
BriteWater Oil Reclamation Services, Inc.	Delaware
Arctic Star Alaska, Inc.	Alaska
HKN Bakken, Inc.	Delaware
HTH, Inc.	Delaware